

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2021

Stanislas Veillet
Chief Executive Officer
Biophytis S.A.
Sorbonne University—BC 9, Bâtiment A 4ème étage
4 place Jussieu
75005 Paris, France

      Re: Biophytis S.A.
          Amendment No. 1 to Draft Registration Statement on Form F-1
          Submitted December 23, 2020
          CIK No. 0001768946

Dear Dr. Veillet:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Our Clinical Pipeline, page 4

1.   We note your response to prior comment 1 and reissue in part. Please shorten the line for BIO101 for the DMD indication to reflect that you have not yet begun clinical development of this product candidate.

Sarcopenia (the SARA clinical program), page 5

2.   We note your response to prior comment 8. Please also remove the statement that you believe that Sarconeos has the potential to achieve clinically relevant functional mobility

endpoints necessary for marketing approval based on the potential mechanism-of-action and your preclinical cellular and animal model data here and on page 131.

You may contact Jeanne Bennett at 202-551-3606 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Aron Izower, Esq.